[redacted]

13010650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2013

Washington DC 405

OMB APPROVAL
OMB Number: 3235-0123 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Ruh 858-756-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697 (Address) Oak Brook (City) IL (State) 60522-3697 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Crowe Horwath®

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California
SEC File Number - 8-48686

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California
SEC File Number - 8-48686

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Filed Pursuant to
Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5(e) Thereunder

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Castle Creek Financial LLC

Executive Vice President

Signature

Notary Public

G. VILLA
Commission # 1862154
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Members of
Castle Creek Financial LLC
Rancho Santa Fe, California

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Castle Creek Financial LLC, (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 20, 2013

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 75,663
Prepaid expenses and other assets	15,831
Equity securities	661,194
Total assets	$ 752,688
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	$ 674
Members' equity	752,014
Total liabilities and members' equity	$ 752,688

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the Financial Industry Regulatory Authority to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally unincorporated associations of two or more persons, their members have limited personal liability for the obligations or debts of the entity, and they are classified as a company for federal income tax purposes. The Company is made of eight members. Eggemeyer Corp., WJR Advisory Corp., and Legions IV Corp. own 40.0%, 20.0%, and 12.5% of the Company, respectively. The other members each own less than 10%. In accordance with the operating agreement of the Company, the terms of the Company shall be 99 years unless the Company is dissolved earlier in accordance with the provisions of the operating agreement or the Delaware Limited Liability Company Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from those estimates. Actual results may differ from those estimates. The fair values of equity securities are particularly subject to change and the effect of the change could be material to the financial statements.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Equity Securities: Equity security transactions are recorded on the trade date. Equity securities are carried at fair value.

The Company utilizes a valuation methodology to determine the fair value (consensus value) of equity securities. Under this methodology, the current market (bid) price, a discounted cash flow model price, and a peer group valuation price are determined. From an average evaluation of these values, the Company determines the consensus value per share. If the consensus value is deemed too high, then a lower value that is more reflective of an appropriate value (modified value) may be established. The lower of the consensus value or modified value is multiplied by the number of shares owned to determine the fair value. Management determines the fair value of the securities on a quarterly basis, which are then reviewed by the Company's managing members.

The fair value estimates are made at a specific point in time and are based on relevant market information and information about the securities. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Management has concluded that they are unaware of any tax benefits or liabilities to be recognized at December 31, 2012 and does not expect any material change to this conclusion within the next twelve months.

No income tax accrual for interest and/or penalties related to tax matters has been recorded in the Company's financial statements because the liability is that of the individual members and not the Company. The Company's federal and state income tax returns for tax years prior to 2008 are no longer subject to examination under respective statutes of limitations.

NOTE 3 - SCHEDULE OF EQUITY SECURITIES

The cost and fair value of equity securities at December 31, 2012 is as follows:

	Number of Shares	Cost	Fair Value
2012			
The BANKshares, Inc.	133,000	$ 1,330,000	$ 661,194

NOTE 4 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Equity securities are valued based on the Company's own assumptions and pricing methodology as described in Note 2.

Assets and Liabilities Measured on a Recurring Basis: At December 31, 2012, the Company had equity securities with a fair value measurement of $661,194 using significant unobservable inputs (Level 3).

(Continued)

NOTE 4 - FAIR VALUE (Continued)

The following table presents quantitative information about recurring Level 3 fair value measurements at December 31, 2012:

	Fair value	Valuation Technique	Unobservable Input(s)	Adjustment %
Equity securities	$ 661,194	Consensus Value: Market bid	Adjustment for timing in the market bid	(10)%
		Discounted cash flow	Adjustment for differences in cash flow expectations	(22)%
		Peer group bid	Adjustment for differences between the peer group	25%

The fair value of the Company's equity securities is subject to significant unobservable inputs as described above and in Note 2. Therefore, increases (decreases) in the bid prices of the peer group, recent sales and bids of an identical equity security, and the financial performance of the underlying issuer of the equity security may significantly increase (decrease) the consensus value. The adjustment percentages disclosed represent the absolute value of the adjustment from the unobservable inputs to the consensus value.

NOTE 5 - NET CAPITAL

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the Rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2012, the Company had excess "net capital" of approximately $70,000, which is the capital in addition to its minimum required capital of $5,000.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2012.